Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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jgallant@graubard.com

October 24, 2006

Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Pantheon China Acquisition Corp.
Amendment No. 1 to Form S-1
Filed on September 22, 2006
File No. 333-136590

Dear Ms. Wolff:

On behalf of Pantheon China Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 10, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to David H. Roberts.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
We note your response to comment 3. You state on page 20 that “[s]ince 1978, China has been one of the world’s fastest growing economies in terms of GDP growth.” The supporting documentation you provided only discusses the GDP growth for China. It does not offer a comparison of China’s GDP growth versus the rest of the world. Please provide us with documentation that supports the assertion that China has been one of the world's fastest growing economies in terms of GDP growth since 1978.

The above-referenced disclosure was changed in response to the Staff’s previous Comment No. 3. As disclosed in Amendment No. 2, the disclosure reads as follows: China’s GDP has grown consistently since 1978 (National Bureau of Statistics of China).” Accordingly, we respectfully believe that the disclosure is properly supported.

2.
We note your response to comment 7 that the terms “callable” and “redeemable” are interchangeable and that you cannot force the holder to exercise their warrant. However, we reissue comment 7 in light of the fact that you have the option, not the holder, of requiring the exercise or redemption of the security at a time when the holder may lose some or much of the market value of the warrant. Further, we note that in the event that you have not maintained an effective registration statement covering the underlying stock, the holder will not have the option of exercising the warrant.

As defined in Black’s Law Dictionary, the term “callable” is defined as an option to pay before maturity on call. The term “call,” when used in contract, is defined as a demand for the payment of an instrument. These phrases are often used in the context of bonds or debentures. As such, the bonds or debentures are callable, thereby providing the company with an option to “call” the debt instrument and pay the full balance of such bond or debenture before the maturity date. The debtholder whose securities are “called” do not have a choice, nor do they need to invest more money. Their instrument is simply “called” for and paid. In the case of the Company’s warrants, upon redemption, the Company may repurchase the warrants for a price of $.01 per warrant, but only if the holder elects not to exercise his warrants. The holder may choose to exercise instead of tendering his warrants for $.01 each. This choice mans that the warrants are not “callable” like debt instruments - rather, they are redeemable. The definitions of “redeemable” (defined as something that is subject to an obligation of redemption) and “redemption” (defined as a repurchase or buying back) set forth in Black’s Law Dictionary support the Company’s usage of these phrases.

Furthermore, with respect to the Staff’s first point set forth above, the disclosure in the Registration Statement indicates that the Company may only redeem the warrants if the last sales price of the Company’s common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period. Accordingly, if the Company redeems the warrants, it means that the underlying common stock is trading at a significant premium to the exercise price of the warrants. Therefore, if the Company redeems the warrants, it will only be at a time when the warrantholder has the opportunity to make a return on his investment from the exercise of his warrant and subsequent sale of the shares underlying the warrants. With respect to the Staff’s second point set forth above, as the warrants are both only exercisable and redeemable when the Company has an effective registration statement covering the shares underlying the warrants, we respectfully do not understand how the inability to exercise a warrant has any impact on whether such warrant should be referred to as callable or redeemable.

Finally, we respectfully point the Staff to similar disclosure contained in all other blank check company initial public offering prospectuses, which disclosure is consistent with the Company’s disclosure.

For the foregoing reasons, we respectfully disagree with the Staff’s comment and have continued to refer to the warrants as redeemable.

Summary, page 1

3.
We note your responses to comments 11 and 12 that you believe the requested changes would be duplicative of information included in the “Proposed Business” section on page 37. However, we reissue the comment in light of the fact that the summary should highlight the material information that your officers and directors may not have significant experience or knowledge relating to the operations of the particular target business and that they may not be able to remain with the company after consummation of a business combination if they are unable to negotiate employment or consulting agreements in connection with the business combination.

We have revised the disclosure in the Registration Statement as requested.

4.
We note your response to comment 13 that the summary “risk” section was intended to be succinct and point investors to the more detailed “risk factor” section immediately following the summary information sections. However, the summary risk factors should highlight the most material risks of the offering and balance the information appearing in the summary. Accordingly, we reissue, in part, the comment and request that you include the following four bullets:

•	The risk of that investors funds will be held in trust for 24 months in the event you do not consummate a business combination.

•	The risk that if third parties bring claims against you, the proceeds held in trust could be reduced and the per share liquidation price may be less than $5.69 per share.

•	The risk that stockholders may be held liable for claims by third parties against you to the extent of distributions received by them

•	The risk that an effective registration statement may not be in place when an investor desires to exercise warrants causing such warrants to be practically worthless

We have revised the disclosure in the Registration Statement as requested.

5.	We reissue comment 18 in part. Please revise the summary to discuss any limitations on the incurrence of debt or issuance of stock for acquisition purposes.

We hereby advise the Staff that there are no limitations on the incurrence of debt or issuance of stock for acquisition purposes. So long as stockholders approve a specific business combination, the Company may incur any amount of debt and/or issue any amount of stock in order to make up the purchase price necessary to complete a business combination. Accordingly, we have not revised the Registration Statement in response to this comment.

Redemption, page 4

6.
We reissue comment 16 in part. Please revise this section to note that the public warrant holders’ warrants could expire worthless if you fail to maintain an effective registration statement covering the underlying stock.

We have revised the disclosure in the Registration Statement as requested.

If we acquire a target business through contractual arrangements with one or more operating businesses in China…page 25

7.
We reissue comment 29. You state in the risk factor narrative that “[t]o comply with applicable Chinese regulations, we may effect a business combination by paying consideration to the owners of the target business and then making contractual arrangements between our company, subsidiaries and/or affiliates and Chinese companies holding the licenses required to engage in the specific industry of the target business and its stockholders.” Please revise to more fully discuss the nature of the Chinese regulations with which you would be attempting to comply by effectuating contractual arrangements with owners of target businesses in China.

We have revised the disclosure in the Registration Statement as requested.

Limited ability to evaluate the target business’ management, page 39

8.
Please revise to disclose your response to comment 35. In particular, please revise this section to note the likelihood that your business combination will be structured as a reverse triangular merger, in which case, you would lose control of the company following a business combination.

We have revised the disclosure in the Registration Statement as requested.

Periodic Reporting and Audited Financial Statements, page 43

9.
We note your response to comment 38. Please revise your disclosure to note that your units, common stock and warrants will be registered under the Securities and Exchange Act of 1934 prior to the effectiveness of this registration statement.

We have revised the disclosure in the Registration Statement to indicate that the units, common stock and warrants will be registered under the Securities and Exchange Act of 1934 as of the date of the prospectus.

Legal Matters, page 62

10.
We note your response to comment 39. Given that the contingent interest due to Graubard Miller is over $50,000, please revise the prospectus to note the remaining amount due. Refer to Item 509 of Regulation S-K and the Instruction thereto.

Item 509 of Regulation S-K specifically requires registrants to include a brief statement as to the nature of any contingent arrangement. As set forth in the Registration Statement, we indicate that the Company has paid Graubard Miller a retainer of $25,000 for its services in passing upon the validity of the securities offered in the Registration Statement and that the balance will not be due unless the offering has been consummated. Accordingly, we respectfully believe that we have fully complied with Item 509. Furthermore, as all of the offering expenses, including the legal fees, are set forth in detail in the “Use of Proceeds” section, any investor that wishes to know the balance owed by the Company to Graubard Miller can easily determine such information. The amount actually owed to Graubard Miller is not material to an investment decision. The net proceeds remaining after all of the offering expenses are paid is material and that number is disclosed in numerous places, including the “Use of Proceeds” section.

Additionally, notwithstanding the foregoing, we direct the Staff to the Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations (July 1997), Interpretation 65. Interpretation 65 dealt with a law firm that was charging a flat fee to a registrant for services performed in connection with the preparation of the registrant’s registration statement. Such fee would be paid only if the offering was successfully completed because the registrant would not have any further funds to pay the fee if such offering was not completed successfully. As a result, the Staff determined that this interest was not the type of “contingent interest” the disclosure of which was contemplated by Item 509. We believe the present situation is substantially similar to such situation in that the Company would have sufficient funds to pay the remaining balance of the fee owed to Graubard Miller only if the offering is completed successfully.

For the foregoing reasons, we respectfully disagree with the Staff and have not revised the disclosure in the Registration Statement in response to this comment.

Undertakings, page II-5

11.
We note your response to comment 40. Please advise us what information specifically referenced in Rule 430A will be included in the registration statement via a post-effective prospectus supplement as provided in Rule 430A.

Pursuant to Rule 430A, the underwriting syndicate and discounts or commissions to dealers, as well as the specific terms of the securities (i.e., the warrant exercise and expiration dates) will be omitted from the form of prospectus filed as part of the Registration Statement and included in a final prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Chen
David M. Nussbaum
Steven Levine
Paul D. Broude, Esq.